EXHIBIT 99.1

Equinor ASA: Notifiable trading

On behalf of Equinor (OSE: EQNR, NYSE:EQNR), DNB has on 14 September 2018 purchased 431,424 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 216.72 per share.

Before distribution to the employees, the Share saving plan has 9,940,882 shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.